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AU 3/21/2002

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III

SEC FILE NUMBER
8-50654

RECD S.E.C.
MAR 4 2002
526

02022083

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

GPZ Trading, L.L.C.

RECD S.E.C.
MAR 4 2002
526

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 South LaSalle Street, #688
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Phil Pliskin (312) 294-2227
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

3/26

0112-0254850

OATH OR AFFIRMATION

I, Phil Pliskin, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental information pertaining to the firm of GPZ Trading, L.L.C. (the Company) as of December 31, 2001, are true and correct. I further affirm that neither the Company, nor any Member, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Phil Pliskin
Chief Financial Officer

OFFICIAL SEAL
KATHLEEN M PALENIK
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/08/05

Notary Public

This report contains (check all applicable boxes):

(x) (a) Facing Page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Operations
(x) (e) Statement of Changes in Members' Equity
(x)(d) Statement of Cash Flows
(x)(f) Statement of Changes in Subordinated Borrowings

Supplemental Information:

(x) (g) Computation of Net Capital
(x) (h) Computation for Determination of Reserve Requirements pursuant to Rule 15c3-3
(x) (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(x) (l) An Oath or Affirmation
(x) (m) Independent Auditors' Supplemental Report on Internal Control

Statement of Financial Condition

GPZ Trading, L.L.C

December 31, 2001
with Report of Independent Auditors

0112-0254850

GPZ Trading, L.L.C.

Statement of Financial Condition

December 31, 2001

Contents

ERNST & YOUNG

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

The Members
GPZ Trading, L.L.C.

We have audited the accompanying statement of financial condition of GPZ Trading, L.L.C. as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of GPZ Trading, L.L.C. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

Chicago, Illinois
February 15, 2002

0112-0254850

GPZ Trading, L.L.C.

Statement of Financial Condition

December 31, 2001

Assets	
Equity securities owned	$ 78,345,060
Derivative contracts	154,389,066
Investments in broker-dealers	4,890,131
Receivable from clearing broker	254,041,311
Other assets	443,973
Total assets	$492,109,541
Liabilities and members' equity	
Equity securities sold, not yet purchased	$304,299,213
Derivative contracts	171,151,307
Short-term borrowings	4,177,800
Accounts payable and accrued liabilities	2,054,799
Total liabilities	481,683,119
Subordinated borrowings	5,000,000
Members' equity	5,426,422
Total liabilities and members' equity	$492,109,541

See accompanying notes.

0112-0254850

GPZ Trading, L.L.C.

Notes to Statement of Financial Condition

1. Organization and Significant Accounting Policies

Nature of Operations

GPZ Trading, L.L.C. (an Illinois limited liability company) (the Company), is a market maker/specialist, buying, selling, and dealing as principal in securities and derivative financial instruments for its own account. The Company is a broker-dealer registered under the Securities Exchange Act of 1934 and a member of the Chicago Board Options Exchange, Inc.

The limited liability company operating agreement provides, among other things, that the Company shall dissolve no later than December 31, 2027.

On December 21, 2001, the Company and its Members entered into a purchase agreement to sell the Company and other affiliated entities to The Toronto-Dominion Bank (TD Bank). The acquisition is expected to close in March 2002. Immediately prior to closing, the Company will merge into TD Options LLC, a newly formed Delaware limited liability company and a registered broker-dealer. At closing, all of the voting units of TD Options LLC will be sold to TD Bank as part of the transaction.

Equity Securities Owned and Equity Securities Sold, Not Yet Purchased

Equity securities transactions are recorded on a trade-date basis. Equity securities owned and equity securities sold, not yet purchased are recorded at market value based on quoted market prices. Equity securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to purchase the equity securities at a future date at then-prevailing prices that may differ from the market values reflected in the statement of financial condition. All equity securities owned may be pledged by the clearing broker on terms that permit the clearing broker to sell or re-pledge the securities subject to certain limitations.

Derivative Contracts

In the normal course of business, the Company enters into derivative contracts for trading. Derivative contracts include options, futures, and options on futures contracts, and are recorded at market value. Market values are based on quoted market prices.

1. Organization and Significant Accounting Policies (continued)

Receivable from Clearing Broker

Receivables and payables relating to trades pending settlement are netted in receivable from clearing broker in the statement of financial condition. The Company's principal source of short-term financing is provided by this clearing broker from whom it can borrow against its proprietary inventory positions, subject to collateral maintenance requirements.

Investments in Broker-Dealers

Investments in broker-dealers consist of investments in registered broker-dealers trading securities and derivative financial instruments for their own account. These investments are carried at the Company's equity interest in each entity. The Company and its Members are contingently liable for the transactions of these broker-dealers in which the Company has an investment.

Fair Value of Financial Instruments

Substantially all of the Company's assets and liabilities are considered financial instruments, and are either already reflected at fair value or are short-term or replaceable on demand. Therefore, their carrying amounts approximate fair values. The carrying amount of subordinated borrowings closely approximated fair value, based upon market rates of interest available to the Company at December 31, 2001.

Income Taxes

The Company is taxed as a partnership under the provisions of the Internal Revenue Code and, accordingly, is not subject to federal and state income taxes. Instead, Members are liable for federal and state income taxes on their respective share of the taxable income of the Company.

Use of Estimates

The preparation of statement of financial condition, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition and accompanying notes. Actual results could differ from those estimates.

2. Derivative Financial Instruments

The fair value of derivative contracts at December 31, 2001, consisted of the following:

	Assets	Liabilities
Options	$154,389,066	$171,087,557
Options on futures contracts	–	63,750
	$154,389,066	$171,151,307

Net unrealized loss related to futures transactions of $1,674,150 is recorded in receivable from clearing broker in the statement of financial condition at December 31, 2001.

Derivative contracts are financial instruments whose value is based upon an underlying asset, index, or reference rate or a combination of these factors. The Company uses derivative financial instruments as part of its market-making and trading activities. These financial instruments, which generally include exchange-traded options, options on futures, and futures contracts, expose the Company to varying degrees of market and credit risk that may be in excess of the amounts recorded in the statement of financial condition.

Market risk is the potential change in an instrument's value caused by fluctuations in interest rates, equity prices, credit spreads, or other risks. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions, and accordingly, serves to decrease the Company's overall exposure to market risk. The Company attempts to control its exposure to market risk arising from the use of these financial instruments through various analytical monitoring techniques.

Credit risk arises from the possible inability of counterparties to meet the terms of their contracts. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Company has a gain. The Company limits credit risk by executing futures and options transactions through regulated exchanges that are subject to the exchanges' counterparty approval procedures and margin requirements.

3. Agreement With Clearing Broker

The Company conducts business with one clearing broker for its trading activities. The clearing and depository operations of the Company's trading activities are performed by this broker pursuant to an agreement. The Company monitors the credit standing of this broker. Substantially all assets and liabilities of the Company reflected on the statement of financial condition are positions with and amounts receivable from or payable to this broker.

4. Short-term Borrowings

The Company has a revolving credit facility with an affiliate of its clearing broker and the amount extended is limited to the amount of net liquidating value in each trading account carried at the clearing broker. The facility does not have an expiration date. Interest on overnight borrowings accrues at the prime rate, plus 2%. At December 31, 2001, the Company had drawn $4,177,800 on this revolving credit facility.

5. Subordinated Loan

The Company has a subordinated loan agreement with its clearing broker for $5 million. The loan matures on March 31, 2002, and has an annual interest rate based on the Citibank, N.A. general reference rate, plus 1%. This subordinated loan was approved by the applicable regulatory authorities and is subordinated to all claims of general creditors of the Company. This subordinated loan constitutes part of the Company's net capital under the Uniform Net Capital Rule and may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

6. Related Party Transactions

During December 2001, the Company participated in a reorganization with other affiliated entities. The purpose of this reorganization was to separate the equities option market-making and execution businesses from other trading activities performed by the entities. As part of this reorganization, the Company distributed assets of approximately $147 million and liabilities of approximately $122 million to its Members, which were subsequently re-contributed to other affiliated entities. This distribution of net assets principally included securities owned and securities sold, not yet purchased at market value and related due to/from clearing broker on the date of the transfer

7. Net Capital Requirements

The Company is a broker-dealer subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act and has elected to compute its net capital requirements under the alternative method, as provided for by the Rule. The Rule requires the maintenance of minimum net capital of $250,000. At December 31, 2001, the Company had net capital of $4,886,541, which was $4,636,541 in excess of its required net capital.

Advances to affiliates, distributions, and other equity withdrawals are subject to certain notification and other provisions of the net capital rule of the SEC.